X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2004 APR 20 P 12:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DELIVERED BY MAIL

04024462

April 7, 2004

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest news release for X-Cal Resources Ltd, which is dated April 7, 2004.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair.
/km

encls

PROCESSED
APR 22 2004
THOMSON FINANCIAL

dlw 4/20

X-Cal Resources Ltd.

TSX/XCL **April 7, 2004**

RECEIVED

News Release

MILL CREEK DRILL PROGRAM/CORTEZ AREA

X-Cal Resources Ltd. has received all necessary approvals to begin a drill program on its 100% owned Mill Creek Gold Property, located in Lander County, Nevada. The Mill Creek Gold Property is within the area known as the Cortez Joint Venture Area, where Placer Dome operates the Cortez and Pipeline Gold Mines. Placer has announced a new discovery, named "Cortez Hills", in this district. X-Cal's 640 acre Mill Creek Gold Property is situated on a lower plate window, known locally as the "Goat Window", located northwest of the Pipeline Gold Mine. Previous work on the X-Cal property encountered encouraging gold values in drill holes and outlined additional attractive drill targets.

The initial X-Cal Mill Creek drill program will consist of 10,000 feet of reverse circulation drilling and 3,000 feet of core drilling. Thirteen drill sites have been approved. Several drill holes can occur from each site. If the Phase 1 drill results are encouraging, the drill budget will be increased to allow the work program to continue beyond the presently allocated footage, as required. The current field work is being carried out under the supervision of Gregory L. Griffin, geologist. Drilling is expected to begin this month. Assays will be by ALS Chemex. Overall project data will be reviewed on behalf of X-Cal by Ken Snyder, Ph.D.

X-Cal has entered into a mutually beneficial data sharing and confidentiality agreement with a major company that holds claims in the Mill Creek area. The agreement brings useful local knowledge to the project in exchange for new data that will be generated by X-Cal's work.

The contents of this news release have been reviewed by Richard R. Redfern, M.Sc., C.P.G., who is a Qualified Person as defined by National Instrument 43-101. Mr. Redfern is preparing a technical report, in accordance with NI 43-101, on the Mill Creek Gold Property which will be filed this month.

Elsewhere in Nevada, the Sleeper Joint Venture is actively drilling the Sleeper Gold Project (50% X-Cal/50% New Sleeper Gold Corp.), as previously announced.

X-Cal Resources Ltd. is debt free with sufficient cash to meet all foreseeable requirements for 2004.

•••••••

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*